Exhibit 99.1

1 Acquisition of Grupo Somar May 2022 Establishing Procaps as one of the Fastest Growing Pharma Consolidators in Latin America

Disclaimer 2 Use of Projections This presentation was prepared for informational purposes only by Procaps Group, S . A . , a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 9 , rue de Bitbourg, L - 1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360 (“Procaps” or “Procaps Group”) and contains financial forecasts with respect to certain financial metrics of Procaps . The independent registered public accounting firm of Procaps has not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation . The financial forecasts and projections in this presentation were prepared by the management of Procaps, and these financial forecasts and projections should not be relied upon as being necessarily indicative of future results . Procaps does not undertake any commitment to update or revise the projections, whether as a result of new information, future events, or otherwise . In this presentation, certain of the above - mentioned projected information has been repeated (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein), for purposes of providing comparisons with historical data . The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . Accordingly, there can be no assurance that the prospective forecasts are indicative of the future performance of Procaps or that actual results will not differ materially from those presented in the prospective financial information . Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved . Forward - Looking Statements This presentation includes “forward - looking statements . ” Forward - looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . Such forward - looking statements include projected financial information . Such forward - looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties . A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward - looking statements . These factors include, but are not limited to : (1) the inability to recognize the anticipated benefits of the acquisition of AI Soar (Netherlands) BV (“Somar Holding”), Química y Farmacia S . A . de C . V . (“Quifa”), PDM Acondifarma S . A . de C . V . (“PDM”), Gelcaps Exportadora de México S . A . de C . V . (“Gelcaps”), and Grupo Farmacéutico Somar S . A . P . I . de C . V . (“Somar”, and together with Somar Holding, Quifa, PDM and Gelcaps, collectively, “Grupo Somar”) which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably, or of any merger or acquisition contemplated by the Company ; (2) the inability to successfully retain or recruits officers, key employees, or directors ; (3) effects on Procaps’ public securities’ liquidity and trading ; (4) the lack of a market for Procaps’ securities ; (5) Procaps’ financial performance following the acquisition ; (6) costs related to the acquisition ; (7) changes in applicable laws or regulations ; (8) the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors ; and (9) other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Procaps . Accordingly, forward - looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results . The forward - looking statements contained in this presentation are based on our current expectations and beliefs concerning future developments and their potential effects on Procaps . These forward - looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward - looking statements . These risks and uncertainties include, but are not limited to, the ability to recognize the anticipated benefits of the acquisition of the Grupo Somar , the impact of COVID - 19 on Procaps’ business, costs related to the acquisition and integration of the Grupo Somar, changes in applicable laws or regulations, the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in Procaps’ annual report on Form 20 - F filed with the SEC, as well as Procaps’ other filings with the SEC . Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward - looking statements . We undertake no obligation to update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws . Accordingly, you should not put undue reliance on these statements . IFRS Audited Financial Measures The financial statement information and data for Procaps contained in this presentation have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board . The financial statement information and data for Grupo Somar contained in this presentation have been prepared in accordance with the Normas de Información Financieras (“MFRS”) issued by the Consejo Mexicano de Normas de Información Financiera, A . C . MFRS differs in certain significant respects from IFRS . As a result, the financial information and data of Procaps contained in this presentation prepared under IFRS are not directly comparable to the financial information and data of Grupo Somar contained in this presentation prepared under MFRS . Procaps has not included a description of the principal differences between IFRS and MFRS in this presentation . Use of Non IFRS Financial Measures This presentation includes non - IFRS financial measures, including Adjusted EBITDA and EBITDA . Management believes that these non - IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Procaps’ and Grupo Somar’s financial condition and results of operations . Procaps believes that the use of these non - IFRS financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends . Management does not consider these non - IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS . Other companies may calculate non - IFRS measures differently, and therefore the non - IFRS measures of Procaps included in this presentation may not be directly comparable to similarly titled measures of other companies . U.S. Dollar Amounts Certain amounts included herein have been expressed in U.S. dollars for convenience and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein. Industry and Market Data; Trademarks and Trade Names In this presentation, Procaps relies on and refers to information and statistics regarding the sectors in which Procaps competes and other industry data . Procaps obtained this information and statistics from third - party sources, including reports by market research firms . Procaps has not independently verified the accuracy or completeness of the data contained in these third - party sources and other publicly available information . Accordingly, neither Procaps nor its affiliates and advisors make any representations as to the accuracy or completeness of these data . Procaps has supplemented this information where necessary with information from Procaps’ own internal estimates, taking into account publicly available information about other industry participants and Procaps’ management’s best view as to information that is not publicly available . Procaps also owns or has rights to various trademarks, service marks and trade names that it uses in connection with the operation of its businesses . This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners . The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply a relationship with Procaps, or an endorsement or sponsorship by or of Procaps . All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and Procaps’ use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property . Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Procaps will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks, service marks and trade names . Confidentiality All recipients agree that they will keep confidential all information contained herein and not already in the public domain and will use this presentation solely for evaluation purposes. Recipient will maintain all such information in strict confidence, including in strict accordance with any underlying contractual obligations and all applicable laws, including United States federal and state securities laws. No Offer or Solicitation This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable regulations in Luxembourg. No Investment or Legal Advice This presentation is not intended to form the basis of any investment decision by the recipient and does not constitute and should not be construed as investment advice and does not constitute investment, tax, or legal advice.

Team Members Presenting Today Ruben Minski Procaps | Founder + Chairman of the Board + Chief Executive Officer Founder, President and Director (44 years) Chemical Engineering Owners / President Management Program Patricio Vargas CFO Finance Vice President & Treasurer Chief Executive Officer Chief Finance Officer MBA Electrical & Industrial Engineering Advanced Management Program Co - Founder CEO ( US$ 370mm IPO in 2011 and sold to Abbott Lab. for US$ 2.9bn in 2014) Business Administration Owners / President Management Program Alejandro Weinstein Procaps | Board Member + Chairman of M&A Committee + Shareholder Board member for several healthcare companies in US and Europe Vanterra Accelerator Fund Co - Founder Olive Tree ventures and Vanterra accelerator fund 3

▪ Procaps Group S . A . (NASDAQ : PROC) has entered into a definitive agreement to acquire 100 % of “Grupo Somar” (including Grupo Farmacéutico Somar, S . A . P . I . de C . V . , Química y Farmacia S . A . de C . V . (“Quifa”) (1) Gelcaps Exportadora de Mexico S . A . de C . V (“Gelcaps”) (1) , and subsidiaries (1) ) from Advent International (“the Transaction”) The acquisition of Grupo Somar is aligned with Procaps’ long - term business strategy to become one of the fastest growing pharma organizations in Latin America Entry into the highly attractive Mexican market by acquiring one of the most relevant independent players Procaps has a proven track record of realizing synergies , leveraging our own and the acquired companies’ capabilities to strengthen the integrated business Grupo Somar is expected to help accelerate Procaps’ growth into the near future in an accretive manner Procaps Direct Sales Grupo Somar Direct Sales Manufacturing Facilities ▪ The Transaction represents a significant step forward for Procaps’ regional expansion strategy ▪ The acquisition is expected to add significant value to Procaps’ shareholders with anticipated long - term double - digit earnings accretion ▪ The Transaction is expected to close in the fourth quarter of 2022 , subject to closing conditions, including the approval from anti - trust regulator in Mexico Delivering on our M&A Growth Strategy With an important acquisition in an attractive market Executive Summary Key Highlights Notes: (1) Former operations of Perrigo Company plc in Mexico 4

Grupo Somar at a Glance

SOMAR GRUPO FARMACÉUTICO

(including Quifa, Gelcaps, and Subsidiaries)

- A relevant Mexican **integrated pharma company** focused on the entire life cycle of products
- **Diversified portfolio** focused on Rx, BGx, private label, OTC and CDMO, **targeted to the private market**
- **Mature portfolio complemented by a robust product pipeline** and **strong R&D capabilities**
- **Strong manufacturing capabilities**, with **6 production facilities** in Mexico, including **3 FDA-approved plants**
- **Institutionally run**, with a **strong management team** and **robust compliance** practices in place. **Former subsidiaries of U.S. public companies**
- **Strong historical financial performance**, with Grupo Somar's combined EBITDA '19-21A CAGR of 12.3%(1)(2)
- **Additional potential from the realization of synergies** from the further integration of Grupo Farmacéutico Somar, S.A.P.I. de C.V. and Química y Farmacia S.A. de C.V., Gelcaps Exportadora de Mexico S.A. de C.V, and subsidiaries

Grupo Somar by Segment

Consolidated Gross Profit Breakdown | 2021(2)



94% focused on private market
Gx
6%
Rx
22%
BGx
16%
PL
32%
OTC
9%
CDMO
14%

Revenues	Gross Profit	EBITDA
2021(2)		
US$184 MM	US$70 MM	US$32 MM

Notes:
(1)´19-'21A EBITDA CAGR (compounded annual growth rate)
(2) Estimated figures based on audited financial statements of Somar and unaudited financial information of Quifa, PDM and Gelcaps as of and for the fiscal year ended December 31, 2021, on an expected combined basis

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Strong Strategic Alignment with Procaps  Agile Business Model The business models and cultures of Procaps and Grupo Somar are well - aligned and highly complementary, which is expected to allow Procaps to leverage its core capabilities to drive accelerated growth in the Mexican market and capture substantial synergies (in cluding Quifa, Gelcaps, and Subsidiaries) Proprietary Portfolio of Branded Prescription and OTC Products, Focused on the Private Market State - of - the art facilities capable of manufacturing highly complex products Partner of Choice to Leading Global Pharma Companies Through CDMO Business Strong R&D capabilities and focus on innovation translating into robust pipeline of new products Highly experienced, specialized salesforce Experienced and proven Management Team 6 Core Capability

Strong local management team with ample industry experience Significant synergies through cross - selling opportunities and cost efficiencies Entry into the second largest pharma market in Latin America Transaction Rationale Acquisition of an Attractive product portfolio of branded generics targeted to private market and with strong market positions Increased manufacturing and R&D capabilities 1 2 3 4 5 (including Quifa, Gelcaps, and Subsidiaries) 7

Anticipated COGS EFFICIENCIES - Strategic alliances with suppliers to become key regional customer - Exports packaging concentration in a free trade zone to optimize costs - Specialization and concentration in Mexico of solids, semi - solids and liquids for the region Procaps + Grupo Somar: Business Combination Resulting in Attractive Synergies CROSS - SELLING R&D EFFICIENCIES - Implementation of best practices and know - how in the development of products is expected to increase the current capacity of launches - More than 100 products of Grupo Somar’s existing and developing portfolio are expected to be launched in the regions Procaps operates in between 2023 and 2025 - Products of Procaps’ existing and developing portfolio are expected to be launched in Mexico via Grupo Somar Anticipated OPEX EFFICIENCIES - Corporate back - office optimization is expected to result in expense reduction - Standardization of technological platforms and administrative processes Optimization of manufacturing facilities 8

Transaction Structure Funding of approximately 9 Transaction Consideration ▪ Enterprise Value US$342 MM • Cash Consideration : Approximately US $ 303 MM (subject to customary net debt and working capital adjustments) • Equity Consideration : Approximately 3 , 081 , 730 Procaps  ordinary shares (~US $ 24 MM equivalent) • Earnout Consideration Up to US $ 15 MM based on Grupo Somar achieving certain gross profit target milestones in 2022 (payable after the release of FY 2022 audited financials) ▪ Procaps expects to fund the cash portion of the consideration with a combination of cash from its balance sheet and incremental debt • The company committed bridge credit facility has secured a fully with three financial institutions • Procaps expects to fund the transaction with permanent financing prior to Closing or refinance the bridge facility with permanent financing shortly after Closing ▪ Net Leverage at Closing is expected to be approximately 3 . 9 x Adjusted EBITDA on an expected combined basis (1) • The cash generated by the combined business is expected to allow Procaps to deleverage its balance sheet, taking our net debt to Adjusted EBITDA ratios to be near 3 x, within 12 to 18 months of closing the acquisition . Notes: (1) Assuming Closing occurs in 4Q22.

Where We Want To Be in ~5 Years…

FY2021 US$ MM (1)

	Past	Combined Companies 2021	~2025
Net Revenue	Procaps: ~$410 MM	Procaps: ~$410 MM (+24%) Grupo Somar: ~$184 MM (1) (+12%)	~$1+Bn
Adjusted EBITDA	Procaps: ~$100 MM	Procaps: ~$100 MM (+18%) Grupo Somar: ~$32 MM (1) (+20%)	~$250 MM
Geography	Regional B2C Leader in South & Central America (2)	Regional B2C Leader in South & Central with Strong Presence in Mexico	B2C Leader Throughout Latin America and strong presence in the US
	Global Player in B2B (2)	Increased Global Presence in B2B	Major Global Presence in B2B
Growth Focus	Organic	Organic + M&A	Organic + M&A

Procaps' 2021A YoY Growth (dark blue) | Grupo Somar's 2021A YoY Growth (light blue)

Notes:
(1) Assumes an FX of USD =Ps$20.89 for illustrative purposes
(2) In terms of Softgel production capacity
(3) Figures based on audited financial statements of Somar and unaudited financial information of Quifa, PDM and Gelcaps as of and for the fiscal year ended December 31, 2021, on expected combined basis

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Q&A

Appendix – Overview of Grupo Somar

"Right Place, Right Time for Procaps…"

- Mexico's pharma sales expected to **outperform global pharma growth**
  - Mexico Pharma Market **expected to continue growing ~8%** annually
- The **private market** represents 35% of the total Mexican market by volume but **78% in terms of value** relative to the public market
  - Over the past years, **the private market has been growing at faster pace vs. the public market,** which has shown recent deceleration due to structural factors
  - Private market acceleration is expected to benefit from the **tailwinds of an aging population**
- By 2040, **65+ year-old demographic** expected to **nearly double**
  - **Mexico's aging population** is expected to boost demand for pharma products
- Procaps is expected to be **well positioned to grow and capture share in the Mexican Pharma market**

Pharma Sales in México



CAGR 2021E – 2025E
2021-2022E Growth
Expected CAGR by Region (%)
Mexico's Pharma Market totals ~US$8 Bn
1.3x – 2.7x higher
~8%
~6% (1)
~3% (1)
~8% (2)
Global
Mexico

Aging Population in México



Population by Age (1980 – 2040E)
0-14 years
15-64 years
65+ years
4%
53%
43%
5%
61%
34%
8%
67%
25%
14%
67%
20%
1980
2000
2020
2040E

Source: IQVIA Institute 2021 Global Medicine Spending and Usage Trends, Outlook to 2025, 2021Fitch Pharmaceuticals & Healthcare Report 2020, UN Department of Economics and Social Affairs, INEGI. Latin America Pharma & Healthcare Sector 2021/2025 EMIS
Note:.(1) Derived from 2022E-2025E expected CAGR of 3% & 2021-2022 growth of 6%, per IQVIA. (2) Considers Private Market 2021E-2023E CAGR calculation

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Grupo Somar: Segments Overview Well - Diversified Portfolio and Focus on the Entire Life Cycle of Products Branded Prescription (Rx) ‒ Branded prescription products for the private market Branded Generics (BGx) ‒ Primary care branded generics for the private market, sold to Independent pharmacies through distributors Over - the - Counter (OTC) ‒ Over - the - counter branded products (no prescription needed) Private Label (PL) ‒ Private label primary care generics for pharmacy chains and supermarkets Description CDMO ‒ Development and manufacturing services to 3 rd parties ‒ Salesforce and marketing intensive (mainly directed to doctors) ‒ Salesforce focused on depots ‒ Sales through specialized distributors ‒ Few relevant players in the space ‒ Salesforce and marketing intensive (mainly directed to end consumer) ‒ No salesforce or marketing needed ‒ Segment concentrated in the largest pharmacy chains Market Dynamics ‒ Sales are mainly through long term contracts with other pharmaceutical companies ‒ Relevant position in all of its top Rx products ‒ No relevant product concentration ‒ Highly trained and specialized sales force ‒ Strong relationships with distributors ‒ Relevant player in the segment ‒ Top class service levels ‒ Broad product portfolio ‒ Strong customer relationship with key accounts ‒ Highly recognized brands ‒ Relevant untapped potential in exports ‒ Relevant softgel player in Mexico ‒ Relevant CDMO player in Mexico Government ‒ Primary care generics for the public market (government) ‒ Sales mainly through centralized annual tenders, and secondarily through decentralized purchases ‒ Not a priority market 14 (including Quifa, Gelcaps, and Subsidiaries)

RX BGx PL CDMO Gx Primary Care CDMO Primary Care Primary Care Derma Anti - biotics Public Private Market CDMO Private Label Impulso Private Market Public CDMO CDMO Primary Care PL Private Label Primary Care Gx Gov. Primary Care OTC Exports Impulso Grupo Somar: Segments Overview (cont  d) Selected Products / Customers Well - Diversified Portfolio Across Products and Segments Quifa, Gelcaps, and Subsidiaries Selected Products / Customers 15

Grupo Somar: Segments Overview (cont  d) Highly Diversified Offering… Grupo Somar Revenue breakdown by therapeutic area | 2020 Well - Diversified Portfolio Across Products and Segments Pain Mgmt. 16% Derma 15% Vitamins 11% Antibiotics 11% Gastro Cough & Cold 10% …and Client Base 8% Other 29% Grupo Somar Revenue breakdown by Client | 2020 Client 1 12% Client 2 10% Client 4 10% Client 5 8% Client 6 4% Client 7 3% Client 8 3% Other 50% All below 2% of the consolidated revenues 16 Grupo Somar’s Top 10 Products LoxCell Product / Brand % of Gross Profit Therapeutic Area OB (1) / PL / CDMO 5% Vitamins OB & PL Paracetamol 4% Pain PL 3% Derma OB 3% Pain CDMO 3% Antibiotics & Anti - infectives CDMO Tamex 2% Corticosteroids OB & PL 2% Cough & Cold CDMO Binotal 2% Anti - infectives OB Ethinylestradio + Levonorgestrel 2% Gyneco PL Naproxen 2% Pain PL Notes: (1) OB: Owned Brand; PL: Private Label Source: Figures based on audited financial statements of Somar and unaudited financial information of Quifa, PDM and Gelcaps as of and for the fiscal year ended December 31, 2021, on expected combined basis (including Quifa, Gelcaps, and Subsidiaries)

Grupo Somar: Strong manufacturing capabilities for several pharmaceutical forms that can support sustainable growth Sutures and needles plant Adjacent to US border and FDA approved ~7k m 2 Capacity: Sutures (12mm) | Needles (4mm) (1) PIEDRAS NEGRAS RAMOS ARIZPE 1 Liquids, semisolids, hormonals, beta lactams, softgel supplements and patches plant ~15k m 2 One of the leading softgel player in the country Capacity: Liquids (59mm) | Semi - Solids (30mm) | Hormonal tabs (333mm) | Beta lactams (40mm) | Softgel supplement caps (336mm) | Patches (3.4mm) (1) RAMOS ARIZPE 2 Solids & secondary packaging plant FDA approved ~10k m 2 Capacity: Tablets (1,800mm) | Sachets (39mm)| Packaging (142mm) (1) CHAL CO Oral solids plant Significant room for expansion ~14k m2 Capacity: Mixing (192 tons) | Tablets (1,140mm) | Capsules (72mm) | Packaging (48mm) (1) NAUCALPAN Softgel plant FDA approved ~1k m 2 Capacity: Softgel caps (672mm) | Packaging (22.5mm) (1) VALLE Effervescent & topical powders plant Significant competitive advantage as one of the 3 effervescent manufacturing plants in the country ~2k m 2 Capacity: Mixing (204 tons) Tablets (258mm) | Powders (12mm) | Parenterals (10mm) | Packaging (22mm) (1) Notes. (1) In terms of units (including Quifa, Gelcaps, and Subsidiaries) 17

Grupo Somar: Management Team With Relevant Experience in the Industry Daniel del Conde CEO since 2019 +10yrs in the pharma industry Marco Zepeda COO since 2012 +35yrs in the pharma industry Luis Lazarini CCO since 2019 +23yrs in the pharma industry Guillermo Perea CFO since 2019 +3yrs in the pharma industry Araceli Perez Business Dev. & Portfolio Strategy Director since 2020 +18yrs Experience Francisco Padilla R&D since 2017 +25yrs in the pharma industry 18

2019 - 2021 Gross Profit CAGR ▪ Grupo Somar have grown its revenues over the last three years by 5.7% annually ‒ Growth is expected to continue accelerating as pipeline matures ▪ Average expected combined gross margin of ~37.5% since 2019 ‒ 2021 expected combined gross margin of ~37.9% ▪ Over the last 3 years, Grupo Somar has grown its EBITDA at a CAGR of ~12.3% ‒ 2021 EBITDA grew ~20% ▪ Average expected combined EBITDA margin has been 16.5% since 2019 ‒ 2021 EBITDA margin of 17.5% Grupo Somar Key Financial Highlights (1) Note: (1) Figures based on audited financial statements of Somar and unaudited financial information of Quifa, PDM and Gelcaps as of and for the fiscal year ended December 31, 2021, on expected combined basis 2021A Net Revenues $183.8 MM 2019 - 2021 Net Rev. CAGR 2021A Gross Profit 5.7% $69.6 MM US$ MM 2021A EBITDA $32.2 MM 2019 - 2021 EBITDA CAGR 12.3% EBITDA Margin 17.5% Gross Margin 37.9% 6.0% 19 (including Quifa, Gelcaps, and Subsidiaries)